UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-32426
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Wright Express Corporation Employee Savings Plan
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)
Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106

APPENDIX 1
WRIGHT EXPRESS CORPORATION
EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2009 AND 2008
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2009
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Wright Express Corporation
Employee Savings Plan
Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits — December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits — For the year ended December 31, 2009	3

Notes to Financial Statements	4-10

Supplemental Schedule -

Form 5500- Schedule H, Part IV, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2009	11

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
Wright Express Corporation Employee Savings Plan
South Portland, Maine
We have audited the accompanying statements of net assets available for benefits of Wright Express Corporation Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
June 29, 2010

Wright Express Corporation
Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Participant–directed investments – at fair value	$33,373,465	$23,529,472

Receivables:
Employee contributions	—	90,509
Employer contributions	—	61,620
Loan repayments	—	9,219
Accrued income	1,067	923

Total receivables	1,067	162,271

Total Assets	33,374,532	23,691,743

Liabilities:
Payables for investment purchased	—	161,348

Net assets available for benefits before contract value adjustment	33,374,532	23,530,395
Adjustment from fair value to contract value for stable value fund	—	542,267

Net assets available for benefits	$33,374,532	$24,072,662

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2009

2009
Contributions:
Employee	$2,827,704
Employer	1,791,150
Rollover	14,456

Total contributions	4,633,310

Investment activity:
Net appreciation in fair value of investments	6,218,483
Dividends	501,681
Interest	44,929

Net investment activity	6,765,093

Deductions:

Benefits paid to participants	(2,077,888)
Administrative expenses	(18,645)

Total deductions	(2,096,533)

Net increase in net assets	9,301,870

Net assets available for benefits:
Beginning of year	24,072,662

End of year	$33,374,532

See notes to financial statements.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
1. DESCRIPTION OF THE PLAN
The following description of the Wright Express Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more information.
General
The Plan is a defined contribution plan established on February 23, 2005, by Wright Express Corporation (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “Code”) and includes a qualified cash or deferred arrangement satisfying the safe harbor requirements of Sections 401(k)(12) and 401(m)(11) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan Administrator is the Benefits Committee as designated by the Company’s Board of Directors. Merrill Lynch Bank & Trust Co., FSB (“Merrill Lynch”) is the trustee and recordkeeper of the Plan.
Eligibility
Each employee of the Company and its eligible subsidiaries who as of the date immediately prior to February 23, 2005, was eligible to participate in a qualified defined contribution plan of Cendant Corporation, the Company’s former parent company, became a participant on the later of (i) February 23, 2005, or (ii) the date such employee ceased participation in such other qualified defined contribution plan. Employees of the Company and its eligible subsidiaries who were not prior employees of Cendant Corporation and have attained the age of eighteen (18) are eligible to participate in the Plan. If the employee has not attained the age of eighteen (18), they are eligible to participate upon reaching their eighteenth birthday.
Contributions
Each year, participants may contribute up to 20 percent of their pretax annual compensation, as defined in the Plan, subject to limitations stipulated by the Code. After one year of service, participants’ contributions to the Plan are matched by the Company, up to 6 percent of the participant’s eligible compensation, to any investment option. These contributions can be redirected by participants at any time. Participants who are at least 50 years of age may make an additional contribution. Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans.
Participant Accounts
An individual account is maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocations of Plan earnings, and charged with participant withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Company contributions match individual participant’s investment directives. As of December 31, 2009, the Plan offers 13 open-end mutual funds, the Wright Express Corporation Common Stock Fund, one money market fund and two common collective trust funds as investment options for participants.
One of the common collective trust funds — the Merrill Lynch Retirement Preservation Trust (the “Stable Value Fund”) — is intended to guarantee a certain return to participants who choose it as an investment option. The Stable Value Fund has a variety of conditions that the Plan must adhere to in order to guarantee contract value. These include:
•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Stable Value Fund or to transfer assets out of the Stable Value Fund.

•	Any transfer of assets from the Stable Value Fund directly into a competing investment option.

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.
The Stable Value Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Stable Value Fund in certain circumstances. The performance of the other party is not guaranteed — it is dependent on the absence of certain events occurring.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
Vesting
Participants have full and immediate vesting rights in their contributions and Company matching contributions, investment earnings and other amounts allocated to their accounts at all times.
Participant Loans
Participants may borrow against their Plan accounts up to the maximum of $50,000 or 50 percent of their account balances, whichever is less. The term of the loan may not exceed five years, unless for the purchase of a principal residence, which allows terms of up to fifteen years, and the interest rate will be equal to the interest rate equivalent to that charged by major financial institutions. This provides the Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest are paid ratably through payroll deductions. If a participant’s employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination. The interest rate on loans outstanding at December 31, 2009, ranges from 4.25 percent to 9.25 percent.
Benefit Payments
On termination of service a participant may elect either to receive (i) a lump sum distribution of the participant’s account balance; (ii) payment in installments over a period permissible under the Code; or (iii) leave the funds in the Plan for later distribution. Distributions from all investment options are made in cash.
Payment of Benefits
Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2008 and December 31, 2009.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
2. SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan holds various investment securities, including mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at the closing price reported on the New York Stock Exchange on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate their fair value.
Common collective investment trust funds are stated at fair value as determined by the issuer of the common collective investment trust funds based on the fair market value of the underlying investments. These common collective investment trust funds with underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. The Merrill Lynch Retirement Preservation Trust is a stable value fund and is considered to be a common collective trust. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.
The Stable Value Fund also imposes certain restrictions on the Plan, and the Stable Value Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the previous paragraphs.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common collective trust are deducted from income earned on a daily basis and are not separately reported.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
3. INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2009 and 2008:

	2009	2008

Retirement Reserve Money Fund (Money Market)	$3,629,900	*
American Europacific Growth R4 (Equity/Stock)	$4,270,356	*
American Funds Growth Fund of America R4 (Equity/Stock)	$4,292,023	*
Victory Small Company Opportunity A (Equity/Stock)	$2,061,203	*
Oppenheimer Developing Markets Fund A (Equity/Stock)	$2,189,162	*
Davis New York Venture Fund A (Equity/Stock)	$3,123,510	$1,989,808
PIMCO Total Return Fund A (Bond/Fixed Income)	$4,570,043	$3,241,108
Merrill Lynch Retirement Preservation Trust (Stable Value)	*	$3,358,936
American Funds Growth Fund of America R3 (Equity/Stock)	*	$2,149,403
Harbor Small Cap Value Fund Inv. (Equity/Stock)	*	$1,707,763
AllianceBernstein International Growth A (Equity/Stock)	*	$2,013,197

*	Less then 5% in year noted
During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual Funds	$5,874,668
Wright Express Corporation Common Stock Fund	343,815

$6,218,483

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
4. FAIR VALUE
The Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2009 and 2008.
The tables below also include the major categorization for debt and equity securities on the basis of the nature and risk of the investments.

		Fair Value Measurements
		at December 31, 2009 Using
				Significant
		Active Markets for	Other Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Assets:

Common Stock — Wright Express Corporation	$507,274	$507,274	$—	$—

Common Collective Trusts
Equity/Stock Fund	1,095,414	—	1,095,414	—
Money Market Fund	8,961	—	8,961	—

Mutual Funds
Equity/Stock Funds	20,828,268	20,828,268	—	—
Bond/Fixed Income Funds	5,127,023	5,127,023	—	—
Allocation Fund	1,369,767	1,369,767	—	—

Money Market Funds	3,629,900	—	3,629,900	—

Participant Loans	788,476	—	—	788,476

Cash Fund	18,382	18,382	—	—

Total assets	$33,373,465	$27,850,714	$4,734,275	$788,476

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements

		Fair Value Measurements
		at December 31, 2008 Using
				Significant
		Active Markets for	Other Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs
	December 31, 2008	(Level 1)	(Level 2)	(Level 3)

Assets:

Common Stock — Wright Express Corporation	$210,937	$210,937	$—	$—

Common Collective Trusts
Equity/Stock Fund	697,459	—	697,459	—
Stable Value Fund	3,358,936	—	3,358,936	—

Mutual Funds
Equity/Stock Funds	13,956,544	13,956,544	—	—
Bond/Fixed Income Funds	3,485,979	3,485,979	—	—
Allocation Fund	1,084,745	1,084,745	—	—

Participant Loans	734,872	—	—	734,872

Total assets	$23,529,472	$18,738,205	$4,056,395	$734,872

     The following table presents a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2009:

Participant Loans

Beginning balance	$734,872

Issuances, repayments and settlements, net	53,604

Ending balance	$788,476

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values in the case of Level 2 or Level 3 investments. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Wright Express Corporation
Employee Savings Plan
Notes to Financial Statements
5. INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 8, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
6. EXEMPT PARTY-IN-INTEREST TRANSACTION
Certain plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
The Plan held 15,922.0 shares of common stock of the Company with a cost basis of $227,971 as of December 31, 2009, and held 16,741.1 shares of common stock of the Company with a cost basis of $487,015 as of December 31, 2008. The Company is the sponsoring employer. During the year ended December 31, 2009, no dividends were recorded by the Plan related to the Company stock.
7. ADMINISTRATIVE EXPENSES
Substantially all of the administrative expenses of the Plan are paid for by the Company. If the Company does not pay the expenses, they are paid from the Plan. The expenses paid for directly by the Plan in 2009 totaled $18,645.
8. PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for payment of all Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.
*******************************

SUPPLEMENTAL SCHEDULE

Wright Express Corporation
Employee Savings Plan
From 5500 – Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2009

	(b) Identity of issue, borrower, lessor or
(a)	similar party	(c) Description of Investment	(d) Cost		(e) Current Value
	PIMCO	Total Return Fund	*	*	4,570,043
	Oakmark	Equity and Income Fund I	*	*	1,369,767
	Perkins	Mid Cap Value Fund A	*	*	1,499,016
	Goldman Sachs	Large Cap Value	*	*	808,004
	Goldman Sachs	Growth Opportunity INS	*	*	1,212,275
	Principal	High Yield Fund	*	*	556,980
	Davis	New York Venture Fund	*	*	3,123,510
	Victory	Small Company Opportunity	*	*	2,061,203
	American Funds	Europacific Growth R4	*	*	4,270,356
	American Funds	Growth Fund of America R4	*	*	4,292,023
	Jennison	Small Company Fund A	*	*	772,786
	Oppenheimer	Developing Markets Fund A	*	*	2,189,162
	DWS	RREEF Real Estate Fund A	*	*	599,933

	Total mutual funds				27,325,058

*	Merrill Lynch	Retirement Preservation Trust	*	*	8,961
*	Merrill Lynch	Retirement Reserve Money Fund	*	*	3,629,900
*	Merrill Lynch	S&P 500 Index Fund	*	*	1,095,414
*	Wright Express	Wright Express Corporation Common Stock Fund	*	*	507,274
	Cash Fund	Cash and cash equivalents			18,382
*	Various participants	Participant Loans - maturing at various dates through September 2023 at interest rates of 4.25% - 9.25%	*	*	788,476

					33,373,465

*	Party-in-interest

**	Cost information is not required for participant-directed investments and therefore is not included.

REQUIRED INFORMATION
The Wright Express Corporation Employee Savings Plan (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the fiscal year ended December 31, 2009 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wright Express Corporation Employee Savings Plan

Date: June 29, 2010	By	/s/ Robert Cornett
Robert Cornett
Committee Member - Chair

Date: June 29, 2010	By	/s/ Hilary Rapkin
Hilary Rapkin
Committee Member

Date: June 29, 2010	By	/s/ Steven Elder
Steven Elder
Committee Member

Date: June 29, 2010	By	/s/ Kelley Shimansky
Kelley Shimansky
Committee Member